SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For the month of August, 2003

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: August 30, 2003 By:* Steven R. Garman, President & CEO

(Signature)*

*Print name and title under the signature of the signing officer

QI Systems Signs Sales & Marketing Agreement

Wed, Aug 13, 2003, Richmond, BC — Steven R. Garman, CEO and President of QI Systems, Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card solutions, is pleased to announce that the company has signed a sales and marketing alliance with USOutsourcing of Dallas, Texas. USOutsourcing will target, prospect, pre-qualify, process and close sales for QI Systems in the United States, with a focus on, but not limited to, the fast growing and extremely profitable beverage and snack food vending business.

USOutsourcing has provided a wide variety of corporations with sales and marketing assistance during the past fourteen years. The company specializes in assisting high tech companies in their deployment of products and services while developing major OEM business relationships. USOutsourcing will immediately begin engaging in direct sales and establishing a U.S. distribution channel for QI Systems’ products and smart card solutions.

"We are excited about the opportunity to work with QI Systems and help them capitalize on the significant opportunity for their superior smart card technology in the United States" stated USOutsourcing CEO Gary W. Phillips. Thomas A. Neidhart, Vice President of Marketing, commented that "the strategic marketing possibilities to leverage the QI Systems name and expertise are numerous."

QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the US, Venezuela, Hong Kong, the UK, and Norway. QIs SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, QI Card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QIs SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects," "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Unit 101 3820 Jacombs Road, Richmond, B.C. Canada
Telephone: 604.248.2301
Facsimile: 604.248.2306
http://www.qisystems.ca

QI Systems Announces Private Placements And Options Repricing

Mon, Aug 18, 2003, Richmond, BC — QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), is pleased to announce that, subject to regulatory approval, it has entered into a non-brokered private placement for gross proceeds of $250,000US, consisting of 1,000,000 units at a price of $0.25US per unit (the “Unit”). Each Unit will consist of one common share and one non-transferable share purchase warrant (the “Warrant”). Each Warrant is exercisable for two years into one common share at a price of $0.35US per share. All common shares and warrants will be subject to applicable resale restrictions according to TSX Venture Exchange Policy. The funds received from the private placement will be for general working capital.

Additionally, the company announces that it plans to hire MidSouth Capital of Atlanta, Georgia, US to offer a brokered private placement for $1,000,000US in the United States.

QI Systems Inc. also announces that the company is resetting the price of 94,000 employee options that are exercisable by December 31, 2004 from $1.26US per share to $0.50US per share. All other terms and conditions of such agreements remain unchanged. The granting and amendment of the said options is subject to acceptance by the applicable securities regulatory authorities.

QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the US, Venezuela, Hong Kong, the UK, and Norway. QIs SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, QI Card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QIs SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects," "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Unit 101 3820 Jacombs Road, Richmond, B.C. Canada
Telephone: 604.248.2301
Facsimile: 604.248.2306
http://www.qisystems.ca

QI Systems Introduces New Web Center and Corporate Logo

Tues, Aug 19, 2003, Richmond, BC — QI Systems, Inc. (OTCBB: QIIIF, TSX Venture: QII.U) of Richmond, BC, Canada, is pleased to announce the development of a new corporate web center due to be launched in September, 2003. The company has contracted with Edoc Systems Group Ltd. of Victoria, BC, Canada to construct the site and has been working closely with Edoc to design the layout and provide content that accurately reflects the new direction of QI’s business model. Edoc Systems Group Ltd. has an excellent track record of effectively and efficiently developing web based products to meet specific needs.

The web center launch will usher in a new era in the corporate development of QI Systems Inc. as the site will showcase the company’s ability to provide complete top-to-bottom smart card solutions, rather than focus on the company’s OEM production capability. While the web center will continue of offer product information, the central theme of the site will be “We Provide Smart Card Solutions,” a marketing message that will begin appearing in QI’s communications in conjunction with the web center introduction.

The web center will also mark the appearance of the company’s new “retro” logo. To signal the expanded vision of QI Systems’ marketing efforts a well known logo used by the company in the 90’s will return featuring a new color scheme. The bold retro logo represents the company’s intent to use its proven technology in innovative applications.

QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the US, Venezuela, Hong Kong, the UK, and Norway. QIs SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, QI Card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QIs SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects," "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Unit 101 3820 Jacombs Road, Richmond, B.C. Canada
Telephone: 604.248.2301
Facsimile: 604.248.2306
http://www.qisystems.ca